

October 26, 2021

G. Reed Petersen
President
Entertainment Holdings, Inc.
3625 Cove Point Dr.
Salt Lake City, Utah 84109

> **Re: Entertainment Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12g**
> **Filed October 14, 2021**
> **File No. 000-56317**

Dear Mr. Petersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amended Registration Statement on Form 10-12g filed October 14, 2021

Item 5. Directors and Executive Officers, page 25

1. We partially reissue comment 1. For each prior blank check company, please disclose the nature and dollar amount of any consideration received, the amount of any retained equity interest. This would include Allied Ventures and Revival Inc.

Item 10. Recent Sales of Unregistered Securities, page 25

2. We partially reissue comment 2. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, including the exemption relied upon and the facts supporting your reliance upon the exemption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jacob Heskett